

SI 16012090 ᴵN

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SEC FILE NUMBER
8-52993



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue 5th FL
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello — 917-542-2102
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

We, Ian Bernstein and John J. Sanfratello, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2015, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

Ian Bernstein
President

John J. Sanfratello
EVP, Chief Financial Officer

ELIE HAYMOVITZ
Notary Public, State of New York
No. 02HA6305099
Qualified in New York County
Commission Expires June 2, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

350 Madison Avenue
New York, NY 10017
212.407.4353 tel
212.407.4351 fax

leumiusa.com

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2015

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

February 25, 2016

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 678,692
Deposit with clearing organization	100,000
Securities owned – at fair value	6,291,224
Receivable from clearing organization	34,763,747
Accounts receivable	288,208
Prepaid expenses	115,518
Deferred tax assets	1,031,485
Equipment, leasehold improvements and software, less accumulated depreciation of $36,888	796,831
Total assets	$ 44,065,705
Liabilities and shareholder's equity	
Liabilities:	
Securities sold, not yet purchased – at fair value	$ 5,144,619
Accounts payable	1,236,597
Liabilities in respect of employee benefit plans	1,834,057
Payable to Parent	4,283,124
Total liabilities	12,498,397
Shareholder's equity:	
Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(1,076,041)
Retained earnings	29,527,802
Total shareholder's equity	31,567,308
Total liabilities and shareholder's equity	$ 44,065,705

See accompanying notes.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Notes to Statement of Financial Condition
December 31, 2015

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers located throughout the world and enters into principal transactions in fixed income securities.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles or "U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Cash Flows: For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of less than three months as cash equivalents.*Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value:* Proprietary securities transactions settling the regular-way are recorded at fair value on a trade-date basis.

Equipment, Leasehold Improvements and Software: Equipment, Leasehold Improvements and Software is stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from two to five years or the lease term, if shorter.

1. Organization and Summary of Significant Accounting Policies (continued)

Employee Benefit Plans: The cost of pension and other post-retirement plans is determined on the basis of actuarial valuations. The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees, and receives an allocation of such costs.

Fair Value of Financial Instruments: The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date (i.e., the "exit price"). When determining the fair value for assets and liabilities carried at fair value, the Company considers the principal or most advantageous market in which it would transact and uses assumptions that market participants would use when pricing the asset or liability. The assets and liabilities measured at fair value include securities owned and securities sold, not yet purchased.

The Company's measurement of fair values is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon either using broker or dealer quotes or internally developed models that use primarily independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates or valuation models using unobservable market inputs. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and the Company's creditworthiness that are applied consistently over time.

Fair Value Hierarchy

The Company follows a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

1. Organization and Summary of Significant Accounting Policies (continued)

The Company measures or monitors its trading assets and liabilities on a fair value basis. Fair value is used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value.

2. Securities Owned–At Fair Value and Securities Sold, Not Yet Purchased–At Fair Value

As of December 31, 2015, included in Securities owned – at fair value, the Company has investments in treasury bills and municipal notes of $524,991, and corporate debt and equity securities of $5,766,233. As of December 31, 2015, included in Securities sold, not yet purchased – at fair value, the Company has investments in treasury bills of $174,643 and corporate debt securities of $4,969,976. These investments are stated at fair value based on quoted market bid prices.

3. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2015, the Company had net capital of $25,601,451, which was $25,111,199 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

4. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. For Federal, certain states and local purposes, LISI is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with ASC 740, *Income Taxes*, LISI computes its federal and state tax liability on a separate company basis. The corresponding income tax payable (or receivable) is presented as a

4. Income Taxes (continued)

due to (or from) the Parent. Certain state income tax returns are computed and prepared on a separate-return basis.

The difference between LISI's statutory tax rate and effective tax rate primarily relates to state and local income taxes.

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2015 LISI had a net deferred tax asset of $875,970. The gross deferred tax asset of $1,031,485 and gross deferred tax liability of $155,515 primarily relate to compensation and employee benefit plans and tax depreciation claimed in excess of book depreciation expense. The deferred tax liability is included in Accounts payable on the statement of financial condition. LISI did not record a valuation allowance for deferred tax assets as of December 31, 2015 as it is more likely than not that the assets will be realized.

Unrecognized Tax Benefits and Examinations

LISI recognizes tax positions in the financial statements only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The position is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

LISI has no open audits at this time. The standard three year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, and Florida jurisdictions. Accordingly, all years subsequent to and including 2012 remain open to examination.

At December 31, 2015, LISI had no unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

5. Related-Party Transactions

The Company has cash of $678,692 held in an interest-free checking account with the Parent as of December 31, 2015.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2015, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Employee Benefit Plans

The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension

8. Employee Benefit Plans (continued)

and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year end, and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The following table represents the assumptions used to determine the benefit obligation at December 31, 2015:

	Pension Benefits	Other Benefits
Discount rate	4.09%	4.09%
Rate of compensation increase	N/A	N/A
Health care cost trend rates:		
Current year's rate (<65/65+)	N/A	6.50%
Ultimate rate	N/A	5.00%
Year ultimate rate is reached	N/A	2017

* N/A – not applicable

The expected return on plan assets as of December 31, 2015 is 7%.

The Parent adopted the mortality table released by the Society of Actuaries ("SOA") for the annuity portion of the benefit based on the RP-2015 mortality table with the MP-2015 mortality projection tables, without any further adjustments (including any collar adjustments).

Per the Sixth Amendment to the Employees' Retirement Income Plan of Bank Leumi USA, dated May 14, 2015, all benefits earned under the Employees' Retirement Income Plan of Bank Leumi USA (the "Plan") were frozen as of December 31, 2015, resulting in a curtailment accounting treatment. Plan participants will maintain all pension benefits earned under the Plan, however, as a result of the plan freeze, future benefit accruals are ceased.

The Company also participates in the Parent's defined contribution plan, the Sheltered Savings Plan, which covers substantially all permanent employees who work at least 1,000 hours per year. Participants may elect to contribute up to 25% of their base salary up to a maximum of $18,000, subject to Internal Revenue Service limitations.

9. Fair Value of Financial Instruments

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value:

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value

The Company's securities portfolio is priced via an independent pricing service. The fair values are generally based on or derived from bid prices. Level 1 securities include U.S. Treasury securities that are highly liquid and actively traded. Fair values of securities classified within Level 2 are derived using pricing models, which utilize market based, or independently sourced market parameters, such as interest rate yield curves, time value, volatility factors, issuer spreads, and quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments include corporate debt and certain high-yield debt securities.

The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2015 by level in the fair valuation hierarchy:

	2015			
Description	Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned – at fair value:				
U.S. Government	$ 524,991	$ 524,991	$ –	$ –
Corporate and bank debt securities	5,766,233	–	5,766,233	–
	$ 6,291,224	$ 524,991	$ 5,766,233	$ –
Liabilities				
Securities sold, not yet purchased – at fair value:				
U.S. Government	$ 174,643	$ 174,643	$ –	$ –
Corporate and bank debt securities	4,969,976	–	4,969,976	–
	$ 5,144,619	$ 174,643	$ 4,969,976	$ –

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of the reporting period. During the 12 months ended December 31, 2015, the Company did not have any transfers of securities owned-at fair

9. Fair Value of Financial Instruments (continued)

value and securities sold, not yet purchased-at fair value between Levels 1 and 2 of the fair value hierarchy. There were no Level 3 security positions during the year ended December 31, 2015.

10. Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2015, that would require recognition or disclosure in the statement of financial condition through February 25, 2016, the date of issuance of the statement of financial condition.